
SEC MAIL PROCESSING SECTION
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JUN 28 2010
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10031129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2009 (MM/DD/YY) AND ENDING 04/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PSA Equities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11311 McCormick Road - Suite500
(No. and Street)

Hunt Valley (City) MD (State) 21031-8622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris Bowling 443-798-7417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, PA
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) Sparks (City) MD (State) 21152 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristine Bowling, FIN/OP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSA Equities, Inc., as of June 25, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Controller

Title

Notary Public Deborah M. Schooling 10-7-8-12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.S.A. EQUITIES, INC.

Financial Statements
Together with Independent Auditors' Report

For the Years Ended April 30, 2010 and 2009

SC&H

STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
P.S.A. Equities, Inc.:

We have audited the accompanying balance sheets of P.S.A. Equities, Inc. (a Maryland corporation) (the Company) as of April 30, 2010 and 2009 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.S.A. Equities, Inc. as of April 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

June 15, 2010

A Member of SC&H Group, LLC

Phone: (410) 403-1500 ♦ Toll Free: (800) 832-3008 ♦ Fax: (410) 403-1570 ♦ Web: www.SCandH.com

P.S.A. EQUITIES, INC.

Balance Sheets

As of April 30,	*2010*	*2009*
Assets		
Cash and cash equivalents	$ 116,024	$ 8,216
Short-term investments	-	107,977
Commissions receivable	40,541	33,698
Due from affiliates, net	226,118	106,029
Prepaid expenses and other assets	13,104	18,319
Total Assets	$ 395,787	$ 274,239
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$ 63,550	$ 36,675
Clearing fees payable	3,511	2,917
Total Liabilities	67,061	39,592
Stockholder's Equity		
Common stock - 5,000 no-par value shares authorized, 100 shares issued and outstanding	5,000	5,000
Retained earnings	323,726	229,647
Total Stockholder's Equity	328,726	234,647
Total Liabilities and Stockholder's Equity	$ 395,787	$ 274,239

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.

Statements of Income

For the Years Ended April 30,	*2010*	*2009*
Revenues		
Commission income	$ 493,333	$ 413,107
Fee income	-	18,086
Total Revenues	493,333	431,193
Expenses		
Commission expense	236,238	202,643
Computer expenses and data processing	53,780	22,693
Other operating expenses	40,057	38,945
Salaries and payroll taxes	19,782	40,569
Professional fees	18,675	13,576
Licensing fees	16,810	6,748
Clearing expenses	12,823	13,379
Total Expenses	398,165	338,553
Income from Operations	95,168	92,640
Other Income (Expense)		
Interest income	14,352	2,285
Other expense	(441)	-
Total Other Income, net	13,911	2,285
Income Before Provision for Income Taxes	109,079	94,925
Provision for Income Taxes	(15,000)	-
Net Income	$ 94,079	$ 94,925

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended April 30, 2010 and 2009

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at April 30, 2008	$ 5,000	$ 134,722	$ 139,722
Net Income	-	94,925	94,925
Balance at April 30, 2009	5,000	229,647	234,647
Net Income	-	94,079	94,079
Balance at April 30, 2010	$ 5,000	$ 323,726	$ 328,726

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.

Statements of Cash Flows

For the Years Ended April 30,	*2010*	*2009*
Cash Flows From Operating Activities		
Net income	$ 94,079	$ 94,925
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Short-term investments	107,977	(2,079)
Commissions receivable	(6,843)	(2,899)
Prepaid expenses and other assets	5,215	10,670
Commissions payable	26,875	3,345
Clearing fees payable	594	2,917
Due from affiliates, net	(120,089)	(270,640)
Net Cash Provided by (Used in) Operating Activities	107,808	(163,761)
Cash and Cash Equivalents, beginning of year	8,216	171,977
Cash and Cash Equivalents, end of year	$ 116,024	$ 8,216

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

P.S.A. Equities, Inc. (the Company) was incorporated in the State of Maryland and is a broker/dealer of securities. The Company is a wholly owned subsidiary of P.S.A. Financial, Inc. (the Parent).

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. It also requires the Company to promptly deliver all client funds and securities related to mutual fund transactions and to transact all client securities transactions through a special reserve bank account for the exclusive benefit of its clients. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of clients on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries the accounts of the clients and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Codification of Accounting Standards

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105, *Generally Accepted Accounting Principles,* defines the ASC as the single source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied by nongovernmental entities. ASC 105 and the ASC are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC has superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC is non-authoritative. With the adoption of ASC 105, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB issues Accounting Standards Updates, which serve only to: (a) update the ASC; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the ASC. The adoption of ASC 105 did not have an impact on the Company's financial statements.

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of April 30, 2010, the Company's cash equivalents consist of funds held in an uninsured money market account. The Company periodically maintains cash balances in financial institutions greater than the Federally insured limit. The Company considers this to be a normal business risk.

Short-term Investments

As of April 30, 2009, the Company maintained $107,977 in short-term investment funds with its clearing broker/dealer. Short-term investments consisted of United States Government Treasury Bills with maturities of less than twelve months at the time of purchase. During the year ended April 30, 2010, the Company converted its short-term investments into an uninsured money market account with its clearing broker/dealer.

Revenue Recognition

Commission income and related commission and clearing expenses from security transactions are recorded on a trade date basis. Fee income is recorded when earned.

Income Taxes

ASC 740, *Income Taxes* (ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company has adopted the provisions of ASC 740 during the year ended April 30, 2010 and the adoption did not have a material impact on the Company's financial statements.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of April 30, 2010.

Income taxes are provided for the tax effects of transactions reported in the financial statements (see Note 6).

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

ASC 855, *Subsequent Events* (ASC 855), establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure is intended to alert all users of financial statements that an entity has not evaluated subsequent events after that date in the financial statements being presented. ASC 855 is effective on a prospective basis for interim or annual periods ending after June 15, 2009. The Company adopted the provisions of ASC 855 during the year ended April 30, 2010 and the adoption of ASC 855 did not have a material impact on the Company's financial statements.

The Company evaluated, for disclosure, any subsequent events through June 15, 2010, the date the financial statements were available to be issued, and determined that there were no material events that warrant disclosure in or adjustment to the financial statements.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications had no effect on the previously reported results of operations or financial position.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker/dealer and from mutual fund companies relating to client security transactions originated by the Company.

The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of commissions receivable. Based on historical collection experience and a review of current commissions receivable, the Company believes all commissions receivable will be collected. Accordingly, an allowance for doubtful accounts has not been established as of April 30, 2010 and 2009.

3. OFF-BALANCE-SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio exceeds 10 to 1. The Company was in compliance with these requirements as of April 30, 2010 and 2009.

5. CONCENTRATIONS

In accordance with Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company has an agreement with a clearing broker/dealer through which certain transactions of its clients are cleared. This agreement may be cancelled by either party, without cause, upon ninety days prior written notice.

Securities transactions from one customer comprised 15% of the Company's revenue during the year ended April 30, 2010. No commissions receivable was due from this customer as of April 30, 2010.

6. INCOME TAXES

The Company files a consolidated Federal tax return with its Parent. The Company has elected to allocate its portion of the current and deferred taxes by treating its operations as if it were a stand-alone taxpayer. The provision (benefit) for income taxes differs from the provision (benefit) that would result from applying Federal statutory rates to income before provision (benefit) for income taxes due primarily to the effect of state taxes. The Company recorded a provision for income taxes totaling $15,000 and $0 for the years ended April 30, 2010 and 2009, respectively. The Company has reduced its due from affiliates as of April 30, 2010 as a result of the income tax provision as the Parent will pay Federal and state income taxes on behalf of the Company. No deferred tax asset or liability has been reported as of April 30, 2010 and 2009.

7. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the years ended April 30, 2010 and 2009, personnel costs totaling $19,782 and $40,569, respectively, were charged to, and paid by, the Company.

The Parent is obligated to pay all indirect expenses of the Company. The Company has no obligation to reimburse or otherwise compensate the Parent for settling the liability related to all or portions of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company does not maintain an operating cash account. All direct expenses of the Company are paid by an affiliate and reimbursed by the Company through a due to affiliates account.



910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
P.S.A. Equities, Inc.:

We have audited the accompanying financial statements of P.S.A. Equities, Inc. as of and for the years ended April 30, 2010 and 2009, and have issued our report thereon dated June 15, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.
June 15, 2010

P.S.A. EQUITIES, INC.

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1

For the Years Ended April 30,		*2010*		*2009*
Net Capital				
Total Capital Funds	$	328,726	$	234,647
Deductions				
Prepaid expenses and other assets		(13,104)		(18,319)
Non-allowable receivable		(226,118)		(106,029)
Net Capital before Haircuts on Securities and Other Adjustments		89,504		110,299
Excess Deductible Fidelity Bond		(4,000)		(4,000)
Haircuts on Securities		(2,320)		(751)
Net Capital	$	83,184	$	105,548
Computation of Aggregate Indebtedness				
Commissions payable		63,550		36,675
Clearing fees payable		3,511		2,917
Total Aggregate Indebtedness	$	67,061	$	39,592

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 - cont'd.

For the Years Ended April 30,		*2010*		*2009*
Computation of Basic Net Capital Requirement				
6 2/3% of Total Aggregate Indebtedness	$	4,471	$	2,639
Minimum Net Capital Requirement	$	50,000	$	50,000
Net Capital	$	83,184	$	105,548
Net Capital Requirement (greater of 6 2/3% of total aggregate indebtedness or $50,000)	$	50,000	$	50,000
Excess Net Capital (net capital less net capital requirement)	$	33,184	$	55,548
Excess Net Capital at 100% (net capital less 10% of total aggregate indebtedness)	$	76,478	$	101,589
Ratio of Total Aggregate Indebtedness to Net Capital		0.81 to 1		0.38 to 1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of April 30, 2010)				
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	87,194	$	105,108
Audit Adjustments				
Commissions receivable		(1,941)		5,669
Commissions payable		2,069		(2,312)
Clearing fees payable		-		(2,917)
Due from affiliates, net		(4,138)		-
Net Capital Per Audited Financial Statements	$	83,184	$	105,548



910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5
FOR THE YEARS ENDED APRIL 30, 2010 AND 2009**

To the Stockholder of
P.S.A. Equities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedule of P.S.A. Equities, Inc. (the Company) as of and for the years ended April 30, 2010 and 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal controls.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.
June 15, 2010

SC&H
STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of P.S.A. Equities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended April 30, 2010, which were agreed to by P.S.A. Equities, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries for the fiscal year ended April 30, 2010 noting no differences;

2. We compared the total revenue amounts of the audited Forms X-17A-5 during the period ended April 30, 2010 with the amounts reported in Form SIPC-7T for the fiscal year ended April 30, 2010 noting no differences;

3. We compared any adjustments reported in Form SIPC-7T with the supporting schedules and working papers for the fiscal year ended April 30, 2010 noting no differences;

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. We noted that no overpayment existed.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

June 15, 2010